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JWCharles Financial Services, Inc.

PRESS RELEASE

JWCharles Financial Services Announces Commencement of Exchange Offer

Boca Raton, Florida, August 19,1997: JWCharles Financial Services, Inc. (American Stock Exchange: JWC) today announced that it has commenced an offer to exchange (the "Exchange Offer") shares of its common stock for any and all (but not less than 51%) of the outstanding shares of common stock of The Americas Growth Fund, Inc. ("AGRO"). The Exchange Offer is being made by JWC directly to AGRO shareholders. JWC currently owns approximately 25% of the outstanding AGRO shares.

Under the terms of the Exchange Offer, subject to the fulfillment of certain conditions, JWC will exchange 0.431 shares of JWC's common stock for each properly tendered and not withdrawn share of common stock of AGRO. The exchange ratio is based in part on the net asset value per share of AGRO at March 31, 1997 which was $3.74 per share according to AGRO's public filings. JWC has reserved the right to otherwise amend the Exchange Offer, or to terminate it at any time.

JWCharles Financial Services, Inc., through its wholly-owned subsidiaries, engages in securities brokerage, trading, investment banking and a wide range of related financial services provided to individuals, businesses and other brokerage firms. The Americas Growth Fund, Inc. is a business development company with an investment objective of achieving long-term capital appreciation of assets by investing in U.S. companies.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the JWC securities referred to in this news release in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.